CONVERTIBLE NOTE PURCHASE AGREEMENT

This **CONVERTIBLE NOTE PURCHASE AGREEMENT** (this "Agreement") is made as of [[EFFECTIVE DATE]], 2021 (the "Effective Date"), by and among **LIMELOOP, INC.**, a Delaware corporation (the "Company"), and the persons and entities listed on the Schedule of Investors attached as **EXHIBIT A** hereto (each, an "Investor", and collectively, the "Investors").

RECITALS:

A.   The Company is seeking to raise funds to help finance its operations until the closing of an equity financing round or the occurrence of a liquidity event.

B.   Each Investor is willing to advance funds to the Company in exchange for the issuance to such Investor of a Convertible Unsecured Promissory Note evidencing the Company's obligation to repay the Investor's loan hereunder.

AGREEMENTS:

NOW THEREFORE, the parties hereby agree as follows:

1.   **PURCHASE AND SALE OF NOTES**. On the terms and subject to the conditions set forth in this Agreement, the Company agrees to sell and issue to each Investor at the "Closing" (as defined below), and each Investor severally agrees to purchase from the Company at the Closing, a Convertible Unsecured Promissory Note, in substantially the form attached to this Agreement as **EXHIBIT B** (each, a "Note" and collectively the "Notes"), in the principal amount set forth opposite such Investor's name on **EXHIBIT A**. The aggregate principal amount of the Notes issued by the Company to Investors hereunder shall not exceed $1,000,000.

2.   **CLOSINGS**

2.1   **INITIAL CLOSING**. The initial purchase and sale of the Notes will take place at the offices of Reicker, Pfau, Pyle & McRoy LLP, 1421 State Street, Suite B, Santa Barbara, California, on the Effective Date (the "Initial Closing").

2.2   **ADDITIONAL CLOSING(S)**.   Subject to the terms and conditions of this Agreement, the Company may sell, at one or more additional closings (each, an "Additional Closing" and collectively, the "Additional Closings"), Notes in the aggregate principal amount of $1,000,000 *less* the aggregate principal amount of Notes sold at all prior Closings, to such Investors as it shall select in its discretion. Any such Investor shall become a party to this Agreement, the Notes, and any other agreement or document executed in connection herewith, and shall have the rights and obligations hereunder and thereunder. Each Investor purchasing such Notes at an Additional Closing shall, upon delivery of a counterpart signature page to this Agreement, be deemed an "Investor" for purposes of this Agreement. Any Additional Closing shall take place at such time and place as the Company and the Investors participating in the Additional Closing mutually agree. The Initial Closing and any Additional Closing shall be referred to herein as the "Closing" or the "Closings".

2.3   **CLOSING DELIVERIES**. At each Closing:

(a)   **BY INVESTOR**. Each Investor participating in the Closing will deliver to the Company payment in full for the Note being purchased by such Investor at the Closing, as set forth on

EXHIBIT A hereto, by (i) a check payable to the Company, (ii) wire transfer of immediately available funds to an account designated by the Company, or (iii) any combination of the foregoing.

(b) BY COMPANY. The Company will deliver to each Investor participating in the Closing a duly-executed Note in the principal amount being purchased by such Investor at the Closing.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth on the Schedule of Exceptions delivered to the Investor at the applicable Closing, the Company hereby represents and warrants to the Investors as follows:

3.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite entity power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Company is presently qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the failure to be so qualified or be in good standing could reasonably be expected to have a material adverse effect on the Company's financial condition or business as now conducted (a "Material Adverse Effect").

3.2 POWER AND AUTHORITY. The Company has all requisite power and authority necessary to (a) execute and deliver this Agreement, the Notes, and any other agreement deliverable hereunder (collectively, the "Transaction Documents"), (b) sell and issue the Notes and the securities issuable upon conversion of the Notes (the "Conversion Shares", and, together with the Notes, the "Securities"), and (c) carry out and perform its obligations under the terms of the Transaction Documents.

3.3 SUBSIDIARIES. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association, partnership, trust, joint venture or other business entity. The Company is not a participant in any joint venture, partnership or other similar arrangement.

3.4 CAPITALIZATION.

(a) SHARES. Immediately prior to the Initial Closing, the authorized capital stock of the Company will consist of 10,000,000 shares of Common Stock, of which 4,884,520 are issued and outstanding.

(b) STOCK INCENTIVE PLAN. Immediately prior to the Initial Closing, the Company has reserved (i) 100,000 shares of Common Stock for the issuance to employees, consultants and directors pursuant to the 2018 Equity Incentive Plan of Limeloop, LLC, a Delaware limited liability, which was the predecessor by conversion to the Company, out of which options to purchase 100,000 shares of Common Stock are outstanding, as amended, and (ii) 3,400,000 shares of Common Stock for the issuance to employees, consultants and directors pursuant to its 2018 Stock Incentive Plan, out of which options to purchase 2,500,000 shares of Common Stock are outstanding.

(c) AGREEMENTS. Except for (i) the Transaction Documents, (ii) Notes issued at prior Closings, (iii) outstanding Convertible Unsecured Promissory Notes previously issued by the Company, in the aggregate principal amount of $515,000, or (iv) as otherwise described in this Agreement, there are no options, warrants or other rights to purchase any of the Company's authorized and unissued capital stock.

3.5   **AUTHORIZATION.** All corporate action on the part of the Company and its directors and shareholders necessary for the authorization, execution and delivery of the Transaction Documents by the Company, the authorization, sale, issuance and delivery of the Securities, and the performance of all of the Company's obligations under the Transaction Documents has been taken or will be taken prior to the Initial Closing. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as limited by (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

3.6   **OWNERSHIP OF SECURITIES.** Upon issuance and delivery of the Notes to each Investor pursuant to this Agreement against payment of the consideration therefor (and the Conversion Shares upon conversion of the Notes), such Securities will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, charges, restrictions and encumbrances, other than any liens, charges or encumbrances created by such Investor.

3.7   **FINANCIAL STATEMENTS.** The Company has made available to the Investors the unaudited balance sheet and statement of operations of the Company as of and for the 12-month period ended December 31, 2020 (the "Financial Statements"). The Financial Statements are correct in all material respects and present fairly the financial condition and operating results of the Company as of the date(s) and during the period(s) indicated therein.

3.8   **CHANGES.** To the Company's knowledge, since December 31, 2020, there has not been any event or condition of any type that has had a Material Adverse Effect.

3.9   **MATERIAL CONTRACTS.** Except for the agreements explicitly contemplated hereby, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or, to its knowledge, by which it is bound which may involve obligations of, or payments to, the Company in excess of $25,000.

3.10   **INTELLECTUAL PROPERTY.** The Company owns or possesses sufficient legal rights to use all trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights and, to the knowledge of the Company, patents ("Intellectual Property"), necessary to the business of the Company as presently conducted without any known conflict with or infringement of the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Company's Intellectual Property, and the Company is not bound by or a party to any options, licenses or agreements with respect to the intellectual property of any other person or entity. The Company has not received any communications alleging that the Company has violated, or by conducting its business as currently conducted, would violate any of the intellectual property rights of any other person or entity, nor is the Company aware of any basis therefor.

3.11   **TITLE TO PROPERTIES AND ASSETS; LIENS.** The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than (a) liens for current taxes not yet due and payable, (b) liens imposed by law and incurred in the ordinary course of business, (c) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (d) liens, encumbrances and defects in title, which do not in any case materially detract from the value of the property subject thereto or have a Material Adverse Effect, and which have not arisen otherwise than in the ordinary course of business. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances, subject to clauses (a)-(d) above.

3.12   **LITIGATION**. There are no actions, suits, proceedings or investigations pending against the Company or any officer or director arising out of his or her employment or board relationship with the Company, or the Company's properties before any court or governmental agency that questions the validity of the Agreements or the right of the Company to enter into them, or the right of the Company to perform its obligations contemplated thereby, or that, either individually or in the aggregate, if determined adversely to the Company, would or could reasonably be expected to have a Material Adverse Effect or result in any change in the current equity ownership of the Company.

3.13   **OFFERING**. Subject to the accuracy of the Investors' representations and warranties in Section 4, the offer, sale and issuance of the Notes to be issued in conformity with the terms of this Agreement and the issuance of the Conversion Shares upon the conversion of the Notes, constitute transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and will have been registered or qualified (or are exempt from registration or qualification) under the registration, permit or qualification requirements of all applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

3.14   **BROKERS OR FINDERS**. The Company has not incurred, and will not incur, directly or indirectly, as a result of any action taken by the Company, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any of the transactions contemplated hereby.

3.15   **EMPLOYEES**. There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company. None of the Company's employees belongs to any union or collective bargaining unit. The Company has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. Subject to general principles related to wrongful termination of employees, the employment of each officer and employee of the Company is terminable at the will of the Company. The Company is not aware that any officer, or that any group of employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of the foregoing. There are no actions pending, or to the Company's knowledge, threatened, by any former or current employee concerning such person's employment by the Company.

3.16   **EMPLOYEE BENEFIT PLAN**. The Company does not have any "employee benefit plan" as defined in the Employment Retirement Income Security Act of 1974, as amended.

4.   **REPRESENTATIONS, WARRANTIES AND COVENANTS OF INVESTORS**. Each Investor hereby, severally and not jointly, represents and warrants to, and agrees with, the Company, that:

4.1   **AUTHORIZATION**. The Investor has full power and authority to enter into this Agreement and this Agreement constitutes a valid and legally binding obligation of such Investor, enforceable in accordance with its terms except as limited by (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

4.2   **PURCHASE FOR OWN ACCOUNT**. The Securities will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

4.3   **DISCLOSURE OF INFORMATION**. The Investor has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Securities. The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to such Investor or to which such Investor had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3.

4.4   **INVESTMENT EXPERIENCE**. The Investor understands that the purchase of the Securities involves substantial risk. The Investor has (a) experience as an investor in securities of companies in the development stage and acknowledges that the Investor is able to fend for itself, can bear the economic risk of the Investor's investment in the Securities and has such knowledge and experience in financial or business matters that the Investor is capable of evaluating the merits and risks of this investment in the Securities and protecting its own interests in connection with this investment and/or (b) a preexisting personal or business relationship with the Company and certain of its officers, managers or controlling persons of a nature and duration that enables the Investor to be aware of the character, business acumen and financial circumstances of such persons.

4.5   **RESTRICTED SECURITIES**. The Investor understands that the Securities may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Securities or an available exemption from registration under the Securities Act, the Securities must be held indefinitely. In particular, the Investor is aware that the Securities may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that rule are met. Among the conditions for use of Rule 144 is the availability of current information to the public about the Company. Such information is not now available and the Company has no present plans to make such information available. Each Investor represents that it is familiar with Rule 144 promulgated by the Securities and Exchange Commission and understands the resale limitations imposed thereby and under the Securities Act.

4.6   **NO SOLICITATION**. At no time was the Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Securities.

4.7   **LEGENDS**. To the extent applicable, each certificate or other document evidencing any of the Securities shall be endorsed with the legend set forth below, and the Investor covenants that, except to the extent such restrictions are waived by the Company, the Investor shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legend endorsed on such certificate:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE, AND MAY BE OFFERED, SOLD, PLEDGED OR HYPOTHECATED ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE

SECURITIES LAWS OR IF THE COMPANY IS PROVIDED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION AND QUALIFICATION UNDER FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED OR IF THE COMPANY OTHERWISE SATISFIES ITSELF THAT REGISTRATION IS NOT REQUIRED."

5. **CONDITIONS TO CLOSING**

5.1 **CONDITIONS TO INVESTORS' OBLIGATIONS AT CLOSING.** The obligations of each Investor under Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

(a) Each of the representations and warranties of the Company contained in Section 3 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing; and

(b) The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.2 **CONDITION TO COMPANY'S OBLIGATIONS AT CLOSINGS.** The obligations of the Company to each Investor under this Agreement are subject to the fulfillment or waiver on or before the Closing of the following conditions by such Investor:

(a) Each of the representations and warranties of such Investor contained in Section 4 shall be true and correct on the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing; and

(b) Such Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such closing.

6. **MISCELLANEOUS**

6.1 **SURVIVAL OF REPRESENTATIONS AND WARRANTIES.** All representations and warranties contained in or made pursuant to this Agreement shall survive the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any of the Investors or the Company, as the case may be. Except as otherwise provided herein, all agreements and/or covenants contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

6.2 **SUCCESSORS AND ASSIGNS.** Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of any Securities. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3   **GOVERNING LAW.** This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

6.4   **COUNTERPARTS; ELECTRONIC SIGNATURES.** This Agreement and any amendment to this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, binding on each signatory thereto. A copy of this Agreement or an amendment hereto that is executed by a party and transmitted by that party to the other party by facsimile or as an attachment (*e.g.*, in ".pdf" format) to an email or by use of an electronic signature software (*e.g.*, DocuSign, *etc.*) shall be binding upon the signatory to the same extent as a copy hereof containing that party's original signature.

6.5   **CONSTRUCTION.** This Agreement is the result of negotiations. None of the parties entering into this Agreement has acted under any duress or compulsion, whether legal, economic or otherwise. The parties hereby waive the application of any rule of law that ambiguous or conflicting terms or provisions should be construed against the party who (or whose attorney) prepared this Agreement or any earlier draft of the same. In this Agreement, the word "person" includes any individual, company, trust or other legal entity of any kind. The word "include(s)" means "include(s), without limitation," and the word "including" means "including, but not limited to." Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular and the singular the plural. The words "hereof", "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to "Section" herein shall refer to the sections and paragraphs of this Agreement unless specifically stated otherwise. The section and other headings, if any, contained in this Agreement are inserted for convenience of reference only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation of this Agreement.

6.6   **NOTICES.** All notices permitted or required by this Agreement shall be in writing, and shall be deemed to have been delivered and received (a) when personally delivered, (b) on the third (3rd) business day after the date on which deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, (c) on the date on which transmitted by facsimile or email or other electronic means producing a tangible receipt evidencing a successful transmission, or (d) on the next business day after the date on which deposited with a nationally-recognized private courier (*e.g.*, FedEx, UPS, DHL, *etc.*) for overnight delivery, addressed to the party for whom intended at the mailing address, email address, or facsimile number provided to Wefunder for such party, or such other mailing address, email address, or facsimile number, notice of which has been delivered in a manner permitted by this Section 6.6.

6.7   **NO FINDER'S FEES.** Each party hereto represents that it neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction. Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability) for which the Investor or any of its officers, partners, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8   **AMENDMENTS AND WAIVERS.** Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors holding Notes representing a majority of the cumulative aggregate unpaid principal of all Notes issued at all Closings (the "Majority Investors"). Notwithstanding the foregoing, this Agreement may not be amended to create any obligation on behalf of an Investor to advance funds to the Company or purchase securities beyond the amounts set forth on **EXHIBIT A** without the consent or approval of such Investor. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Company, the Investors, and any transferee of any Securities. Each Investor acknowledges that by the operation of this Section 6.8 less than all of the Investors (or transferees of Securities) may effect an amendment or waiver of provisions of this Agreement and may therefore diminish or eliminate rights of such Investor under this Agreement even though such Investor has not consented to the amendment or waiver.

(a) **RIGHTS AMONG INVESTORS.** Each Investor (or transferee holder of Notes issued hereunder) shall have the absolute right to exercise or refrain from exercising any right or rights that such holder may have by reason of this Agreement, including without limitation the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement effecting any such modification, and such Investor or transferee holder shall not incur any liability to any other Investor or holder of Securities with respect to exercising or refraining from exercising any such right or rights.

(b) **EXCULPATION AMONG INVESTORS.** Each Investor acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and managers, in making its investment or decision to invest in the Company. Each Investor agrees that no Investor nor the respective controlling persons, officers, directors, partners, agents or employees of any Investor shall be liable to any other Investor for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the issuance of the Notes hereunder.

6.9 **SEVERABILITY.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.10 **ENTIRE AGREEMENT.** This Agreement, together with all exhibits and schedules hereto and the Notes, constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof and thereof.

6.11 **FURTHER ASSURANCES.** From and after the date of this Agreement, upon the request of the Company the Investors shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.12 **COSTS, EXPENSES.** Irrespective of whether the Initial Closing is effected, both the Company and the Investors shall pay all costs and expenses that each incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

6.13 **ATTORNEYS' FEES.** If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, or any of the other Transaction Documents, the prevailing party shall be entitled to reasonable attorneys, fees, costs and disbursements in addition to any other relief to which such party may be entitled.

[Signatures appear on the following pages.]

EXHIBIT A

SCHEDULE OF INVESTORS

INVESTOR NAME	INVESTMENT AMOUNT (ORIGINAL PRINCIPAL AMOUNT OF NOTE)
[INVESTOR NAME] *Initial Closing*	
TOTAL:	$[AMOUNT]

EXHIBIT B

FORM OF NOTE

[*Attached*]

CONVERTIBLE UNSECURED PROMISSORY NOTE
OF
LIMELOOP, INC.

Note No. 20[21]-[15]   Issue Date: [[EFFECTIVE DATE]]

        FOR VALUE RECEIVED, **LIMELOOP, INC.**, a Delaware corporation (the "Company"), hereby unconditionally promises to pay to the order of [[INVESTOR NAME]], or assigns ("Holder"), in lawful money of the United States and in immediately available funds, the principal sum of [$[AMOUNT]], or such lesser amount as shall then equal the outstanding principal amount hereunder, together with interest on the unpaid principal balance at a rate equal to four percent (4%) *per annum* from the date of this Note until the date such principal amount and all interest accrued thereon are paid in full or converted pursuant to Section 2, below. Unless converted pursuant to Section 2, the unpaid principal amount, together with any then unpaid accrued interest, shall be due and payable on the earlier of the following dates (the "Maturity Date"): (a) date of the closing of a Corporate Transaction (defined below); or (b) 24 months from the issue date. Notwithstanding the foregoing, the unpaid principal balance of this Note and any then unpaid accrued interest thereon shall be due and payable upon the occurrence of an Event of Default (defined below).

        This Note is issued pursuant to the Convertible Note Purchase Agreement, dated [[EFFECTIVE DATE]], by and among the Company and the "Investors" identified therein (the "Purchase Agreement"), and is subject to the provisions thereof. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Purchase Agreement.

        The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

1.   Definitions. The following definitions shall apply for all purposes of this Note:

      1.1   "Applicable Conversion Price" means:

          (a)   With respect to an automatic conversion pursuant to Section 2.1(a), below, a conversion price per share equal to the lesser of (i) a price equal to 85% of the price at which the Qualified Securities are sold to investors in a Qualified Offering, or (ii) the Maximum Conversion Price as of the end of the day immediately prior to the initial closing of such Qualified Offering; and

          (b)   With respect to an optional conversion pursuant to Section 2.1(b), below, a conversion price per share equal to the lesser of (i) a price equal to 85% of the price at which the Future Securities are sold to investors in a Future Offering, or (ii) the Maximum Conversion Price as of the end of the day immediately prior to the initial closing of such Future Offering.

1.2   "Conversion Shares" means (a) with respect to an automatic conversion pursuant to Section 2.1(a), below, the Qualified Securities issued to investors in the Qualified Offering, and (b) with respect to an optional conversion pursuant to Section 2.1(b), below, the Future Securities issued to Investors in the Future Offering.

1.3   "Corporate Transaction" means (a) any actual liquidation, winding up or dissolution of the Company, (b) the sale of all or substantially all of the assets of the Company in any single transaction or a series of related transactions, and (c) in any single transaction or a series of related transactions, either a sale or exchange of issued and outstanding shares, or any reorganization or merger of the Company with or into any other corporation or other entity or any other reorganization transaction, by reason of which the Company's shareholders immediately prior to such transaction own, immediately after such transaction, less than 50% of the outstanding voting securities of the surviving corporation (or its parent) or other entity. For the avoidance of doubt, a "Corporate Transaction" shall not result solely from the issuance and sale by the Company of its shares.

1.4   "Fully-Diluted Outstanding Shares" means the sum of (a) all issued and outstanding shares of the Company, *plus* (b) all shares of the Company issuable upon exercise or conversion of all options, warrants, and other securities exercisable for or convertible into shares, *plus* (c) all shares of the Company reserved and available for grant under the Stock Incentive Plan.

1.5   "Future Offering" means an offering of the shares of the Company, other than a Qualified Offering, that is principally designed to generate for the Company working capital from the issuance and sale of such shares (rather than being principally a compensatory offering of shares to officers, managers, employees, or consultants).

1.6   "Future Securities" means the Company's shares issued in a Future Offering.

1.7   "Maximum Conversion Price" means, as of any date, the quotient determined by dividing (a) $7,000,000, *by* (b) the Company's Fully-Diluted Outstanding Shares as of such date.

1.8   "Qualified Offering" means the closing of an offering of preferred equity securities of the Company in an offering generating at least $2,000,000 of new equity capital, excluding the conversion of the Notes.

1.9   "Qualified Securities" means the Company's shares issued in a Qualified Offering.

1.10   "Note" means this Convertible Unsecured Promissory Note.

1.11   "Notes" means a series of convertible unsecured promissory notes, each containing substantially similar terms and conditions as the other, which are, have been or will be sold by the Company pursuant to the Purchase Agreement, prior purchase agreements, and any subsequent purchase agreements, of which this Note is one. The fact that interest under certain of the Notes begins to accrue on a different date than under other Notes shall not be deemed to make such Notes not substantially similar.

1.12   "Stock Incentive Plan" means, collectively, the (a) 2018 Equity Incentive Plan of Limeloop, LLC, a Delaware limited liability, which was the predecessor by conversion to the Company, as amended, and (b) 2018 Stock Incentive Plan, as amended from time to time, each of which was duly adopted by the Company and its shareholders (or, in the case of the 2018 Equity Incentive Plan of Limeloop, LLC, Limeloop, LLC and its members) for the granting compensatory stock to employees of, and consultants providing services to, the Company, and any similar or replacement stock incentive plans adopted in the future by the Company and its shareholders.

2. <u>Conversion of Note</u>

    2.1   <u>Conversion</u>

        (a)   <u>Automatic Conversion: Qualified Offering</u>. At the closing of a Qualified Offering that occurs prior to the Maturity Date, the entire unpaid principal of and all accrued and unpaid interest on this Note shall automatically, and without further action or consent of Holder, convert into Qualified Securities at the Applicable Conversion Price. In connection with any such conversion, Holder will deliver the original Note to the Company and will execute and deliver to the Company at the initial closing of the Qualified Offering as an "investor" thereunder such stock purchase agreement, investors' rights agreement, right of first refusal and co-sale agreement, voting agreement, and other agreements as are entered into by the investors in the Qualified Offering generally.

        (b)   <u>Optional Conversion: Future Offering</u>. In the event the Note has not been previously converted pursuant to <u>Section 2.1(a)</u>, above (and provided the Note has not been paid in full as a consequence of a Corporate Transaction), at any time prior to or after the Maturity Date, Holder shall have the right, at Holder's sole election, to convert all or any portion of the unpaid principal of and the accrued interest on this Note into Future Securities at the Applicable Conversion Price in any Future Offering. In connection with any such conversion, Holder will deliver the original Note to the Company and will execute and deliver to the Company at the initial closing of the Future Offering as an "investor" thereunder such stock purchase agreement, investors' rights agreement, right of first refusal and co-sale agreement, voting agreement, and other agreements as are entered into by the investors in the Future Offering generally.

    2.2   <u>Termination of Rights</u>. All rights with respect to this Note shall terminate upon the conversion of this Note in accordance with its terms, and payment in full of all sums due under the Note after such conversion, if any, whether or not this Note has been surrendered and whether or not all agreements have been executed and delivered by Holder to the Company. Notwithstanding the foregoing, Holder agrees to surrender this Note to the Company for cancellation as soon as is practicable following conversion of this Note and payment of all sums, if any, due under the Note.

    2.3   <u>Corporate Transaction</u>. Notwithstanding any other provision in this Note to the contrary, upon the occurrence of a Corporate Transaction prior to (a) the conversion of the Note pursuant to <u>Section 2.1(a)</u> or <u>Section 2.1(b)</u>, above, and (b) 24 months from the issue date, the amount due and payable pursuant to the terms of this Note shall be equal to (i) any then-unpaid accrued interest, *plus* (ii) the product determined by multiplying 1.5 *times* the then-outstanding principal amount. For the avoidance of doubt, any portion of the unpaid principal of this Note that is converted pursuant to <u>Section 2.1(a)</u> or <u>Section 2.1(b)</u>, above, shall not be repaid at the 1.5 multiplier described in the preceding sentence.

3.   <u>Issuance of Conversion Shares; Legends</u>

    3.1   <u>Issuance of Conversion Shares</u>. As soon as practicable after conversion of this Note, the Company at its expense will cause to be issued in the name of and delivered to Holder, a certificate or certificates for the number of Conversion Shares to which Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the reasonable opinion of legal counsel of the Company, by the Company's Articles of Incorporation or shareholder agreements, or by any agreement between the Company and Holder). Such conversion shall be deemed to have occurred as of the initial closing of the Qualified Offering or the Future Offering, as applicable, in the event of a conversion pursuant to <u>Section 2.1(a)</u> or <u>Section 2.1(b)</u>, above. No fractional shares will be issued upon conversion of this Note. If upon any conversion of this Note (and all other Notes held by the same Holder, after aggregating all such conversions), a fraction of a share would otherwise result, then the number of shares issuable upon such conversion will be rounded down to the nearest whole integer, and Holder hereby waives its right to that fractional share or the cash value thereof.

3.2 <u>Market Stand-Off</u>.

(a) If the Company at any time shall register under the Securities Act of 1933, as amended, Conversion Shares for sale to the public, Holder (and any assignee of this Note or the Conversion Shares) shall not sell publicly, make any short sale of, grant any option for the purchase of, or otherwise dispose publicly of, any shares of the Company (other than those Conversion Shares included in such registration) without the prior written consent of the Company, for a period designated by the Company in writing to Holder, which period shall begin not more than 10 days prior to the effectiveness of the registration statement pursuant to which such public offering shall be made and shall not last more than 180 days after the effective date of such registration statement.

(b) Notwithstanding the foregoing, the obligations described in subsection (a), above, shall not apply to a registration relating solely to employee benefit plans on Form S-8 or similar forms which may be promulgated in the future, or a registration relating solely to a Securities and Exchange Commission Rule 145 transaction on Form S-4, Form S-14 or Form S-15 or similar forms which may be promulgated in the future.

3.3 <u>Legend</u>. Each certificate or other document evidencing any of the Conversion Shares shall be endorsed with the legend set forth below or a substantially similar legend (and such other legends as may be required pursuant to the Company's shareholder agreement, or any agreement between the Company and Holder), and Holder covenants that, except to the extent such restrictions are waived by the Company, Holder shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legend endorsed on such certificate:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE, AND MAY BE OFFERED, SOLD, PLEDGED OR HYPOTHECATED ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR IF THE COMPANY IS PROVIDED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION AND QUALIFICATION UNDER FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED OR IF THE COMPANY OTHERWISE SATISFIES ITSELF THAT REGISTRATION IS NOT REQUIRED."

4. <u>Rights and Liabilities</u>. This Note does not by itself entitle Holder to any voting rights or other rights as a shareholder of the Company. In the absence of conversion of this Note, no provisions of this Note and no enumeration herein of the rights or privileges of Holder shall cause Holder to be a shareholder of the Company for any purpose.

5. <u>No Impairment</u>. The Company will not, by amendment of its Articles of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms of this Note or the Purchase Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of Holder under this Note against wrongful impairment. Without limiting the generality of the foregoing, the Company will take all such action as may be necessary or appropriate in order that the

Company may duly and validly issue fully paid and nonassessable Conversion Shares upon the conversion of this Note.

6.   <u>Notes Are Equal Priority</u>. All of the Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

7.   <u>Default</u>. An "<u>Event of Default</u>" will be deemed to have occurred if any of the following occurs and such default is not cured or waived in writing by the Majority Holders (as defined in <u>Section 15</u>, below) within a 10 day period after Holder has given the Company written notice of such default:

        7.1   The Company fails to make any payment when due hereunder;

        7.2   The Company breaches any material obligation to Holder under this Note or the Purchase Agreement;

        7.3   A receiver is appointed for any material part of the Company's property, the Company makes a general assignment for the benefit of creditors, the Company voluntarily initiates an action under the U.S. Bankruptcy Code as a debtor, or the Company is involuntarily made the subject (as a debtor or alleged debtor) of an action under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts, which involuntary action is not terminated or otherwise disposed of without a judgment against the Company within thirty (30) days of its initiation;

        7.4   A judgment or order of a court of competent jurisdiction shall be rendered against the Company which could reasonably be expected to have a material adverse effect on the Company, and in which any such judgment or order is not stayed, released or discharged within forty five (45) days of filing;

        7.5   Any of the representations and warranties made by the Company in the Purchase Agreement were materially inaccurate when given; or

        7.6   An "Event of Default" shall have occurred under any of the other Notes.

Upon the occurrence of any Event of Default, all accrued and unpaid expenses, accrued and unpaid interest, principal and any other amounts outstanding under this Note shall become immediately due and payable in full.

8.   <u>Application of Payments</u>. Payment on this Note shall be applied first to costs and expenses of collection, if any, second to accrued interest, and thereafter to the outstanding principal balance hereof.

9.   <u>No Prepayment</u>. The Company may not prepay any amounts under this Note prior to the Maturity Date, except with the prior written consent of the Majority Holders.

10.   <u>Waivers</u>. The Company and all endorsers of this Note hereby waive notice, presentment, protest and notice of dishonor.

11.   <u>Attorneys' Fees</u>. In the event any party is required to engage the services of any attorneys for the purpose of enforcing this Note, or any provision thereof, such party shall be entitled to recover its reasonable expenses and costs in enforcing this Note, including attorneys' fees.

12.   <u>No Transfer</u>. Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Company's prior written consent, which the Company may not unreasonably withhold or delay; *provided*, *however*, *that* subject to compliance with applicable securities laws, the Company's consent shall not be required for an assignment or transfer of this Note to an affiliate of Holder. The rights and obligations of the Company and Holder under this Note and the Purchase Agreement shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

13.   <u>Governing Law</u>. This Note shall be construed and enforced in accordance with, and governed by, the internal laws of the State of Delaware, excluding that body of law applicable to conflicts of laws.

14.   <u>Notices</u>. All notices permitted or required by this Note shall be in writing, and shall be deemed to have been delivered and received (a) when personally delivered, (b) on the third (3rd) business day after the date on which deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, (c) on the date on which transmitted by facsimile or email or other electronic means producing a tangible receipt evidencing a successful transmission, or (d) on the next business day after the date on which deposited with a nationally-recognized private courier (*e.g.*, FedEx, UPS, DHL, *etc.*) for overnight delivery, addressed to the party for whom intended at the mailing address, email address, or facsimile number provided in the Investor's Wefunder account, or such other mailing address, email address, or facsimile number, notice of which has been delivered in a manner permitted by this <u>Section 14</u>.

15.   <u>Amendments and Waivers</u>. Any term of this Note may be amended with the written consent of the Company and the holders of Notes representing a majority of the aggregate principal then due under outstanding Notes (the "<u>Majority Holders</u>"). Any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), including without limitation an amendment or waiver of the Maturity Date, with the written consent of the Majority Holders. Any amendment or waiver effected in accordance with this <u>Section 15</u> shall be binding upon all "Holders" of Notes and any future Holder of this Note.

15.1   Holder acknowledges that by the operation of this <u>Section 15</u>, the Majority Holders, even though less than all of the holders of outstanding Notes, may effect an amendment or waiver of provisions of this Note and thereby diminish or eliminate all rights of such Holder under this Note even though Holder has not consented to the amendment or waiver.

15.2   Holder (and each transferee of Holder's interest in this Note) and each holder of other Notes (and its transferees) shall have the absolute right to exercise or refrain from exercising any right or rights that Holder may have by reason of this Note, including without limitation the right to consent to the waiver of any obligation of the Company under this Note and to enter into an agreement with the Company for the purpose of modifying this Note or any agreement effecting any such modification, and Holder and any transferee of Holder shall not incur any liability to the holder of any other Notes (or the shares issuable upon conversion of the Notes) with respect to exercising or refraining from exercising any such right or rights.

15.3   Holder acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and managers, in making its investment or decision to purchase this Note. Holder agrees that no other purchaser of Notes nor the respective controlling persons, officers, directors, partners, agents or employees of any such other purchaser of Notes shall be liable to any other holder of Notes for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the issuance of the Notes hereunder, the exercise or rights and remedies created herein, or the issuance of any Company shares issuable upon conversion of the Notes.

16.   <u>Severability</u>. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

[*Signatures appear on the following page.*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__.

Investment Amount: ___$[AMOUNT]___

COMPANY:

Limeloop Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER NAME]___

Title: ___[FOUNDER TITLE]___

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

By: _____

By: *Investor Signature*_____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited